Filed by WPP Group Plc
                                Pursuant to Rule 425 under the Securities Act Subject Company, Young & Rubicam Inc. Commission File No. 001-14093


                    FOR IMMEDIATE RELEASE - 12 MAY 2000

PART I

                             WPP AND YOUNG & RUBICAM
            TO CREATE LEADING GLOBAL COMMUNICATIONS SERVICES COMPANY
                           IN $4.7 BILLION TRANSACTION

     CLIENTS TO BENEFIT FROM UNSURPASSED BREADTH OF RESOURCES AND EXPERTISE



| | Strong strategic fit with highly complementary brands including three of the leading global communications networks

| | Pro forma 1999 revenues of $5.2bn ((pound)3.2bn) and EBIT of $704 million ((pound)435 million)

| |   Clearly established as #1, #2 or #3 in every major geographic market

| | Broader client portfolio and wider array of communications services enhance long-term revenue growth prospects

| | Industry-leading focus on direct and internet businesses, and valuable combined portfolio of internet and new media investments

| | Young & Rubicam ("Y&R") shareholders can elect to receive either 0.835 new WPP ADR's or 4.175 new WPP ordinary shares for each Y&R share, representing a current value for each Y&R common share of $53.02 (based on the closing WPP ADR price on 11 May 2000 of $63.50) and valuing Y&R on a fully-diluted basis at $4.7 billion

| | All stock transaction with fixed exchange ratio results in equity split of approximately two thirds to WPP shareholders and one third to Y&R shareholders

| | Significant synergies expected to be realised through scale and compatibility of combined operations; cost synergies quantified to date in excess of $30m per annum

| |   Accretive to WPP earnings per share in the first full year

| | Transaction to be accounted for as a purchase; tax-free for U.S. purposes to Y&R shareholders

| | After the close of the transaction, Thomas D. Bell will be Chairman of Young & Rubicam Inc. and Michael Dolan will be CEO of Young & Rubicam Inc. Effective immediately, Ed Vick is Chairman and CEO of Y&R Advertising. Senior Y&R operating heads have signed continuing employment agreements

| | A group of senior Y&R executives have committed not to sell two-thirds of their Y&R shares and share equivalents for one year

WPP Group plc ("WPP") (LSE: WPP; NASDAQ: WPPGY) and Young & Rubicam Inc. ("Y&R") (NYSE: YNR) today announce that they have signed a definitive merger agreement under which Y&R will join the WPP Group of companies in a $4.7 billion transaction, creating the world's leading communications services group. With Y&R, the WPP Group will become the industry leader, offering its expanded client base, which includes the majority of the Fortune Global 500 and the Nasdaq 100, a comprehensive array of resources in all service categories.

On a pro forma basis for the year ended 31 December 1999, the combined group had revenues of $5.2 billion ((pound)3.2 billion) and EBIT of $704 million ((pound)435 million). The current pro forma combined market capitalisation is $14.5 billion ((pound)9.6 billion) (based on an estimated enlarged fully diluted share capital of 1.15 billion WPP shares). This would rank the group 34th in the UK FTSE-100 and 109th in the FTSE Eurotop
300. Further financial information is contained in Appendix 1.

Under the terms of the definitive agreement, which has been unanimously approved by both companies' Boards of Directors, each outstanding share of common stock of Y&R will be converted into 0.835 of a new American Depositary Receipt ("ADR") of WPP or, at the election of the shareholder,
4.175 new WPP ordinary shares, for each Y&R common share held at closing. WPP will then be owned approximately two thirds by current WPP shareholders and one third by Y&R shareholders.

All Y&R operating companies will continue to operate from their current headquarters in the U.S. Y&R brings a third major advertising agency network to WPP, the others being J. Walter Thompson Company and Ogilvy & Mather Worldwide.

After the close of the transaction, Thomas D. Bell will be Chairman of Young & Rubicam Inc. and Michael Dolan will be Chief Executive Officer of Young & Rubicam Inc. Effective immediately, Ed Vick is Chairman and CEO of Y&R Advertising. Five Young & Rubicam directors will join the WPP Group Board. Senior Y&R operating heads have signed employment agreements. A group of senior Y&R executives have signed no-sale agreements in which they have committed not to sell two thirds of their Y&R shares and share equivalents (and, following closing, the new WPP shares and share equivalents they will receive in exchange) for one year from the date of the merger agreement. A four person Transition Committee consisting of Mr. Bell, as Chairman, and Sir Martin Sorrell, Mr. Dolan and Paul Richardson, WPP's Group Finance Director, will oversee the transition as Y&R becomes part of the WPP Group.

Sir Martin Sorrell, Group Chief Executive of WPP, said, "This transaction creates a worldwide leader. The two organizations are highly compatible. We share a common philosophy and culture of providing clients with integrated solutions to their marketing needs, and seek to add value to our clients and our people. At the same time, the two complement one another from a client, functional and geographic point of view.

"As a part of our focused strategy to provide clients with a full spectrum of services to meet every communications need, we look forward to developing the strengths of the services provided, and the geographic reach that Y&R will bring to WPP. Together, we have the people and assets to create significant growth and value for our clients, our people and our shareowners," concluded Sir Martin.

Mr. Bell added, "Young & Rubicam's success over the past few years is a reflection of the differentiating power of our integrated communications model. Going forward, we want to take this competitive advantage to the next level. To build the first web-based marketing communications company that can create, assess and refine marketing programs in real-time with the speed required of our clients by our new economy.

"By joining forces with WPP Group, we can accelerate that vision. The fit between our companies is terrific, with leading brands in every marketing discipline. Y&R clients will benefit from access to new capabilities, as well as the additional reach and clout that we'll enjoy in the marketplace. What is more, Y&R will be well-positioned to participate in and shape the future of commercial communications, particularly in the area of interactive marketing and e-commerce.

"I know a bright future lies ahead for the Y&R companies under the leadership of my talented colleague Mike Dolan, who has played such a significant role in our recent success. And I look forward to working with Martin to bring together our companies."

According to Michael Dolan, Vice Chairman and Chief Financial Officer of Young & Rubicam Inc., "This is a terrific strategic fit for both companies and a logical outgrowth of Y&R's recent entry into the public market. As consolidation continues to transform both the client and agency landscape, being a part of WPP will ensure that our clients benefit from the best services and that we continue to attract top talent in every field."

The transaction will bring together the finest brands from the major marketing disciplines. These include global advertising giants Ogilvy & Mather Worldwide, J. Walter Thompson Company and Y&R Advertising; four of the world's largest public relations firms, Hill and Knowlton, Burson-Marsteller, Ogilvy Public Relations Worldwide and Cohn and Wolfe, as well as Impiric (formerly known as Wunderman Cato Johnson) and OgilvyOne, the industry leaders in direct and interactive marketing. The transaction also creates a company that will have the top international media investment management operations (MindShare and Media Edge), the industry's most extensive offerings in healthcare communications (CommonHealth and Sudler & Hennessey), as well as a range of firms in every persuasive communications discipline, including market research (Millward Brown, Research International and Kantar Media Research), corporate identity (Enterprise IG and and Landor Associates) and strategic marketing consulting. Both WPP and Y&R have also built leading-edge capabilities to assist their clients in e-business and interactive marketing. The combined group will have the broadest Internet portfolio in the industry, capturing dotcom spending and providing the industry's leading digital services.

The transaction clearly demonstrates WPP's intention to set industry standards in global communications services. Together with Y&R, WPP will offer the broadest and deepest range of products and services in the industry, creating the pre-eminent combination of agencies in advertising, media investment management, information and consultancy, public relations and public affairs and identity and branding, healthcare and specialist communications services.

Estimated pre-tax annual cost savings resulting from the transaction quantified to date amount to in excess of $30m ((pound)20m) per annum by the year ending 31 December 2001. Moreover, WPP and Y&R believe that the combination has the potential to generate stronger revenue growth in a number of areas. The transaction provides an outstanding base for continued expansion, both with clients in the consumer goods and services sectors, as well as those in the fast-growing areas of information technology, telecommunications, financial services, and entertainment and media.

The transaction is expected to be accretive to WPP earnings in the first full year following closing. The transaction will be accounted for using purchase accounting and is expected to be tax-free for U.S. purposes to Y&R shareholders.

WPP and Y&R intend to publish detailed information on the merger for their shareholders in approximately two to three months. Subject to WPP and Y&R shareholder approval and regulatory consents, closing of the merger is targeted for fall (autumn) 2000.

A summary of the principal terms of the Merger is set out in Part II of this release. Information on WPP and Y&R is contained in Part III. Illustrative pro forma combined financial information is set out in Appendix 1.

For ease of reference, unless otherwise stated, all currency conversions between pounds sterling and US dollars have been calculated at a rate of $1.503 : (pound)1. Please note that WPP's financials are shown under UK GAAP and Y&R's under US GAAP, with a preliminary restatement to UK GAAP.

WPP is being advised by Goldman Sachs and Merrill Lynch. Y&R is being advised by Morgan Stanley Dean Witter and Bear, Stearns & Co.

AN ANALYSTS' CONFERENCE CALL FOR EUROPEAN-BASED ANALYSTS WILL BE HELD AT 11AM LONDON TIME (6AM EST) TODAY AND A CALL FOR US-BASED ANALYSTS WILL BE HELD AT 8:30AM EST TODAY.

ENQUIRIES:

WPP Group plc                                Young & Rubicam Inc.
Sir Martin Sorrell                           Media: Philippe Krakowsky
Paul Richardson                              1 212 210 3165
Feona McEwan                                 Investors: Jacques Tortoroli
44 207 408 2204                              1 212 798 1097
1 212 632 2302
                                             Morgan Stanley Dean Witter
Goldman, Sachs & Co.                         Michael J. Boublik
James Del Favero                             Kevin C. Cox
Melanie White                                1 212 761 4000
1 212 902 1000

                                             Morgan Stanley & Co. Limited
Goldman Sachs International                  Piers de Montfort
Richard Campbell-Breeden                     44 207 425 5007
44 207 774 1000

                                             Bear, Stearns & Co.
Merrill Lynch & Co.                          Adam Blackman
David Weil                                   1 212 272 6623
1 212 449 1000

Merrill Lynch International
Philip Yates
44 207 628 1000



Goldman Sachs International and Merrill Lynch International, which are regulated in the UK by The Securities and Futures Authority Limited, are acting for WPP Group plc in connection with the transaction and for no one else and will not be responsible to anyone other than WPP Group plc for providing the protections afforded to customers of Goldman Sachs International and Merrill Lynch International or for providing advice in relation to the transaction.

PART II

1.  KEY TERMS OF THE TRANSACTION

Under the terms of the Transaction, Y&R shareholders will be entitled to receive 0.835 of a new WPP American Depositary Receipt (ADR) or, at the Y&R shareholder's election, 4.175 new WPP ordinary shares, for each Y&R common share held at closing.

WPP shares will remain officially listed on the London Stock Exchange and listed on NASDAQ in the form of American Depositary Receipts. WPP will apply for the new shares to be issued to Y&R's shareholders in connection with the Merger to be officially listed on the London Stock Exchange and for the American Depositary Receipts to be listed on NASDAQ .

2.  MERGER AGREEMENT

The Merger Agreement, dated as of 11 May 2000 (the "Merger Agreement"), sets out the terms of the Merger, including conditions to closing, certain termination rights, mutual representations and warranties and various covenants relating to the operation of the businesses of WPP and Y&R during the period until closing.

The Merger Agreement requires WPP and Y&R to effect the Merger unless any one of the conditions to the completion of the Merger is not satisfied or waived before the Merger Agreement is terminated under the circumstances described below.

Transaction Structure
---------------------

Y&R will merge with a subsidiary of WPP and will become a wholly-owned subsidiary of WPP.

Conditions to Closing
---------------------

The conditions to the closing of the Merger include approval of the shareholders of WPP and Y&R, receipt of regulatory approvals, including the consent of competition authorities, tax opinions and the absence of any governmental order prohibiting the Merger.

Termination Rights
------------------

The circumstances under which a party is able to terminate the Merger Agreement include:

| |   if either party's shareholders do not approve the Merger;

| |   if the other party's board recommends another acquisition offer;

| | if the board of the other party withdraws or adversely modifies its recommendation of the Merger at a time when another acquisition offer for that other party is pending;

| | if the other party materially violates any of its obligations, or its representations and warranties are inaccurate in manner that would have a material adverse effect on that other party; or

| | if the Merger is not completed within nine months of signing, unless the failure is caused by a violation by the party seeking to terminate.

Termination Fees
----------------

Each party (a "paying party") has agreed to pay the other a termination fee under the following circumstances:

| | if a third party makes an acquisition offer to the paying party and its shareholders' fail to approve the Merger and within nine months after termination the paying party enters into an alternative transaction;

| | the directors of the paying party recommend another acquisition offer or withdraw their recommendation of the Merger at a time when an acquisition offer for the paying party is pending;

| | if a third party makes an acquisition offer to the paying party and that party terminates the Merger Agreement because the Merger has not been completed within nine months of signing; or

| |   if (1) a third party makes an acquisition offer for the paying party,
      (2) the paying party's representations and warranties are inaccurate or that party violates its obligations under the Merger Agreement and in either case the result is that a condition to the Merger cannot be satisfied, and (3) within nine months the paying party enters into an alternative transaction.

If Y&R is the paying party, the fee payable to WPP would be $175 million and if WPP is the paying party, the fee payable to Y&R would be $75 million.

In a circumstance in which a fee described above is not payable, each party would be entitled to a $25 million fee from the other if the Merger Agreement is terminated because the other's shareholders fail to approve the Merger.

Mandatory Shareholder Vote
--------------------------

Y&R and WPP are each required to submit the Merger for a vote of its shareholders regardless of whether its board recommends approval.

3.  ACCOUNTING AND REPORTING IMPLICATIONS

The transaction will be accounted for using purchase accounting under both UK and US GAAP. It is intended that WPP will continue to have a December financial year-end. The accounts of the group will be published in pounds sterling and will be prepared in accordance with UK GAAP, with reconciliation to US GAAP. WPP intends to introduce quarterly earnings reporting during 2002.

PART III

INFORMATION ON WPP GROUP PLC

1.  KEY FACTS

WPP Group plc is one of the leading communications services companies in the world. Through its 70 operating companies, it provides clients with advertising, media investment management, information & consultancy, public relations & public affairs, branding & identity, healthcare and specialist communications services. Leading WPP operating companies include Ogilvy & Mather Worldwide, J. Walter Thompson, Conquest, MindShare, Hill and Knowlton, Ogilvy Public Relations Worldwide, CommonHealth and Enterprise IG. WPP is a member of BusinessWeek's Global 1000, the Forbes International 800, the FTSE-Eurotop 300, Britain's FTSE 100 companies and the MSCI. The company aims to provide clients, both national and international, with a comprehensive and, as required, integrated range of communications services of the highest quality, strategically and tactically.

The Group employs 39,000 people (including associates) in 950 offices in 92 countries. Clients include more than 300 of the Fortune 500 and over one third of the NASDAQ 100. In the year ended 31 December 1999, WPP had annual turnover (gross billings) of $15 billion ((pound)9 billion), revenues of $3.5 billion ((pound)2.2 billion) and pre-tax profits of $413 million ((pound)255 million). As at 31 December 1999 net assets were $528 million ((pound)326 million).

2.  OGILVY & MATHER WORLDWIDE

Ogilvy & Mather Worldwide is the tenth largest global agency network. Employing 10,000 people in 359 offices and 100 countries, O&M is a communications and marketing company, specialising in advertising and direct marketing, interactive, brand identity, public relations, sales promotion and related services.

OgilvyOne Worldwide, the direct and interactive division, is the market leader, creating data-driven, brand communications that fully exploit new and emerging technologies. Its interactive unit, OgilvyInteractive, is the largest global network of its kind and was ranked #1 New Media Agency by AdAge International in 1999 - a year in which it doubled its profits and grew 100 percent in terms of revenue.

3.  J. WALTER THOMPSON

Founded in 1864, J. Walter Thompson ("JWT"), the second largest advertising agency brand in the United States, provides its clients with both short-term sales success and long-term brand value. JWT has built up an organization of global reach, with 278 offices and more than 8,000 employees in 88 countries. JWT has become a total brand communications company offering a broad array of services beyond classical advertising, such as interactive communications, new forms of content advertising, entertainment and digital communications ((C)JWT), direct response and database marketing (ThompsonConnect) and recruitment communications (JWT Specialized Communications). JWT crafts integrated marketing solutions for its clients across all communications channels using its proprietary protocol, Thompson Total Branding, to drive short-term sales and build long-term brand value.

4.  CONQUEST

Conquest is a European network of advertising agencies based in 19 offices and 18 countries. With affiliates in North and South America and Asia, Conquest offers an alternative approach to international advertising, concentrating on the areas of consumer, business-to-business, and corporate/financial advertising, and integrated communications. Conquest is a "challenger" agency that seeks to seize the upper hand for clients by outthinking rather than outspending the competition. Conquest's principal headquarters is in London.

5.  MINDSHARE

Launched in 1997 with the objective of pooling the media planning, implementation and research operations of Ogilvy and J. Walter Thompson into a single client resource, MindShare offers clients competitive advantage and unrivalled service in traditional and non-traditional areas of media. For instance, the company performs TV program production, forecasting, digital and interactive media, sponsorship, research, direct response and idea generation. MindShare has 41 offices worldwide, with ten more planned in 2000, and operates in 39 markets. The company has 3,500 employees in 56 offices around the world. In 1999 MindShare became the largest media investment management company in the world with annual billings of $17 billion.

6.  THE KANTAR GROUP

The Kantar Group is the parent company for WPP's information & consultancy businesses worldwide. Each business is a leader in its own area of expertise or specialization and collectively the group forms the largest custom research resource in the world. The group comprises three worldwide businesses: Research International, the world's largest custom research agency; Millward Brown, the leader in the field of consumer and branding research, renowned for its advertising/brand tracking and developer of BRANDZ, an advanced diagnostic and predictive proprietary research tool; Kantar Media Research, provider of media research services globally, including Television Audience Measurement, print and multimedia measurement and software systems; plus two regional businesses (IMRB International and Goldfarb Consultants).

7.  HILL AND KNOWLTON, INC.

Established in 1927, Hill and Knowlton is the second largest international public relations and public affairs consultancy worldwide. Headquartered in New York, H&K has 63 offices in 34 countries, as well as an extensive associates network. The company employs 1,800 people and had worldwide fee income of $243 million in 1999. H&K provides worldwide communications services to businesses and institutions through its five worldwide practices (marketing, corporate communications, technology, public affairs and health/pharma). The company uses traditional methodologies as well as cutting edge technologies to develop appropriate and integrated communications strategies for clients. Via H&K dotcom, the first integrated public relations global service for both start-ups and bricks-to-clicks Internet companies, more than 100 clients have already tapped into the company's expertise.

8.  OGILVY PUBLIC RELATIONS WORLDWIDE

Ogilvy Public Relations Worldwide is a leading international communications firm with specialty practices in health and medical, marketing, technology, corporate communications and public affairs. In 1999, the company reported worldwide fee income of $125 million. Headquartered in New York, Ogilvy PR operates 46 offices in 41 markets across the United States, Europe and Asia. The firm includes three wholly owned subsidiaries: Alexander Ogilvy (technology), B|W|R (entertainment) and Feinstein Kean Healthcare (healthcare and biotechnology). Ogilvy PR, which grew by 52% in 1999, is the industry's fastest-growing, top twenty PR firm. The firm works with the world's leading companies, and is the partner of choice for more than 100 dotcom and e-businesses. Inside PR, recently recognized Ogilvy PR as the "Most Improved Major Agency."

9.  OTHER ACTIVITIES

In the areas of identity and branding, healthcare and specialist communications, WPP has acknowledged the potential of these services to meet client needs for better targeted and more efficient marketing approaches. Identity and branding and healthcare have emerged as two important categories for both strategic focus with potential for global scale. With CommonHealth and Enterprise IG, WPP now has the most powerful top-ranked brands in these sectors. CommonHealth's ventures with other specialist communications companies in branding, identity, promotion and event marketing and ethnic marketing yielded pharmaceutical assignments in all three ventures. Other strategic acquisitions in this sector added prestigious names to the client roster and further enhanced the group's service offerings.

In 1999, a new media parent company, wpp.com, was formed to coordinate WPP's new media activities across the group's operating brands, to add value in the areas of new media and technology for clients and to accelerate the development of WPP's interactive capabilities and revenues. To date, wpp.com has invested in start-up Internet companies with whom WPP wishes to align itself strategically. wpp.com also holds minority stakes in several European Internet and interactive marketing services and invests in funds and B2B Internet enterprises.

INFORMATION ON YOUNG & RUBICAM INC.

YOUNG & RUBICAM INC. is a world leader in commercial communications -- a network of preeminent companies in advertising, perception management and public relations, brand identity and design consultancy, database marketing and customer relationship management and health care communications. Headquartered in New York, Young & Rubicam ranks among the world's leading consolidated marketing communications companies, with over 339 offices in 73 countries around the world. In 1999, worldwide billings were $16.7 billion.

Young & Rubicam's mission is to be its clients' most valued partner in creating profitable growth by building, leveraging, protecting and managing their brand assets - for both short-term results and long-term success. To that end, Y&R is committed to bringing together the most powerful combination of marketing and communications disciplines available to meet the specific needs of individual clients and their brands.

Y&R ADVERTISING is a leading full-service consumer advertising agency, offering expertise in consumer research, strategic and creative development, and media buying and planning. In addition to top-ranking agency networks in every major world region, Y&R Advertising is represented in the Asia Pacific region by DY&R, a longstanding joint venture with Dentsu of Japan, in which Y&R is the majority partner.

| | THE MEDIA EDGE is a leading, full-service global media company, known for its creativity in navigating the ever-changing media environment. It's The Digital Edge subsidiary, formed in 1999, specializes in planning and buying for Internet media, electronic commerce and other fledgling technologies and digital media.

| | Also launched in late 1999, Y&R 2.1 is a new type of advertising agency, dedicated to seamlessly integrating on-line and off-line marketing communications in support of brands around the world.

| | THE BRAVO GROUP/KANG & LEE are full-service advertising agencies in the United States devoted to creating communications targeted at fast-growing multicultural groups. Bravo's focus is on Hispanic Americans, Kang & Lee's on Asian Americans.

IMPIRIC is a global, full-service consulting and communications firm that provides strategic, customer-centered solutions to business problems. Impiric's capabilities include global resources in business consulting, e-commerce, database consulting and management, teleservices, channel management, creative communications and media. Impiric works closely with KNOWLEDGEBASE MARKETING, another Y&R unit that is a premier company in the burgeoning field of customer relationship management.

Y&R's Diversified Communications Group includes: BURSON-MARSTELLER, the world's largest public relations firm and a pioneer in perception management; LANDOR ASSOCIATES, one of the world's leading branding consultancies and strategic design firms; COHN & WOLFE, a public relations firm known for creative, out-of-the-box thinking; as well as SUDLER & HENNESSEY one of the only truly global health care communications agencies. Most recently, Y&R acquired ROBINSON LERER & MONTGOMERY, a leader in the field of strategic communications.

In the area of Internet marketing, Y&R has made considerable investments that give it ownership of and access to leading-edge capabilities. These include: LUMINANT, a key player in the interactive services arena; HARRIS INTERACTIVE, a leader in on-line market research; and DIGITAL CONVERGENCE, MEDIAPLEX and IWEB, creators of new Internet vehicles that deliver marketing messages and content to consumers.

Young & Rubicam brand strategies are driven by a unique and proprietary diagnostic tool for managing brands, known as BRANDASSET(R) VALUATOR (BAV). Backed by Y&R's $60 million investment, BAV has become the most comprehensive and powerful database of consumer perceptions of brands. The model includes data from over 100,000 consumers in 32 countries, concerning more than 13,000 brands.

As at 31 December 1999, Y&R's net assets were $438.4m. For the year ended 31 December 1999, Y&R's profit before tax was $278.2m.

Y&R currently has approximately 72.2 million shares in issue. In addition Y&R has approximately 22.7 million options currently exercisable or becoming exercisable on completion of the transaction with an average strike price of $14.81. Y&R also has 2.1 million options not becoming exercisable on completion of the merger with an average strike price of $42.63.


APPENDIX 1

ILLUSTRATIVE PRO FORMA COMBINED FINANCIAL INFORMATION

A.   PROFIT AND LOSS ACCOUNT INFORMATION FOR THE YEAR ENDED 31 DECEMBER 1999


                                                            POUNDS STERLING INFORMATION
                                                            ---------------------------
                                                             Y&R                   Y&R                 COMBINED
(POUND)M                                    WPP         AS REPORTED             UK GAAP               UK GAAP
---------------------------------------------------------------------------------------------------------------------


Revenues                            2,172.6                1,061.4               1,061.4               3,234.0
EBITDA (a), (b)                       333.0                  172.6                 177.3                 510.3
EBIT (a), (b), (c)                    290.8                  128.6                 144.1                 434.9
EBIT Margin                           13.4%                  12.1%                 13.6%                 13.4%


---------------------------------------------------------------------------------------------------------------------
FOR DETAILS ON HOW THIS ILLUSTRATIVE PRO FORMA COMBINED FINANCIAL INFORMATION
HAS BEEN PREPARED PLEASE REFER TO THE NOTES AT THE END OF THIS APPENDIX.


                                                              U.S. DOLLAR INFORMATION
                                                              -----------------------

                                                              Y&R                   Y&R                 COMBINED
$M                                     WPP                AS REPORTED             UK GAAP               UK GAAP
--------------------------------------------------------------------------------------------------------------------
Revenues                            3,514.8               1,717.2                1,717.2               5,232.0
EBITDA (a), (b)                       538.8                 279.3                  286.8                 825.6
EBIT (a),(b), (c)                     470.5                 208.1                  233.2                 703.7
EBIT Margin                           13.4%                 12.1%                  13.6%                 13.4%


---------------------------------------------------------------------------------------------------------------
FOR DETAILS ON HOW THIS ILLUSTRATIVE PRO FORMA COMBINED FINANCIAL INFORMATION
HAS BEEN PREPARED PLEASE REFER TO THE NOTES AT THE END OF THIS APPENDIX.



Footnotes to the Profit and Loss Account Information
----------------------------------------------------
(a) Excludes other income of $85m ((pound)52.5m)
(b) Adjusted to include $7.5m ((pound)4.6m) of equity income, gross of tax at assumed 40% rate
(c) Adjusted to eliminate $17.6m ((pound)10.9m) goodwill amortization

INFORMATION BY DISCIPLINE

                                        REVENUE BY DISCIPLINE - POUND STERLING INFORMATION
                              ---------------------------------------------------------------------


(POUND)M                               WPP                   Y&R                    COMBINED
---------------------------------------------------------------------------------------------------

Advertising & Media                 1,013.1                 513.2                    1,526.3
Investment Management

Information & Consultancy             419.7                     -                      419.7

Public Relations & Public             178.9                 195.9                      374.8

Affairs

Branding & Identity,                  560.9                 352.3                      913.2
Healthcare &
  Specialist-Communications


                                     -------              -------                     -------
                                     2,172.6              1,061.4                     3,234.0

---------------------------------------------------------------------------------------------------

FOR DETAILS ON HOW THIS ILLUSTRATIVE PRO FORMA COMBINED FINANCIAL INFORMATION
HAS BEEN PREPARED PLEASE REFER TO THE NOTES AT THE END OF THIS APPENDIX.




                         EBIT BY DISCIPLINE -- POUND STERLING INFORMATION
                ---------------------------------------------------------------------



                                                                Y&R                    COMBINED
 (POUND)M                                WPP                  UK GAAP                  UK GAAP
--------------------------------------------------------------------------------------------------

Advertising & Media                    155.9                   81.7                     237.6
Investment Management
Information & Consultancy               42.1                      -                      42.1
Public Relations & Public               23.9                   19.8                      43.7
Affairs
Branding & Identity,                    68.9                   42.6                     111.5
Healthcare &
Specialist-Communications

                                     -------                  -----                     -----
                                       290.8                  144.1                     434.9

--------------------------------------------------------------------------------------------------
FOR DETAILS ON HOW THIS ILLUSTRATIVE PRO FORMA COMBINED FINANCIAL INFORMATION
HAS BEEN PREPARED PLEASE REFER TO THE NOTES AT THE END OF THIS APPENDIX.






                      REVENUE BY DISCIPLINE - U.S. DOLLAR INFORMATION
               ---------------------------------------------------------------------------


$M                                      WPP                     Y&R                    COMBINED
--------------------------------------------------------------------------------------------------

Advertising & Media                  1,639.0                  830.3                   2,469.3
Investment Management

Information & Consultancy              679.0                      -                     679.0

Public Relations & Public              289.4                  316.9                     606.3
Affairs

Branding & Identity,                   907.4                  570.0                   1,477.4
Healthcare &
Specialist-Communications

                                     -------                -------                   -------
                                     3,514.8                1,717.2                   5,232.0


--------------------------------------------------------------------------------------------------
FOR DETAILS ON HOW THIS ILLUSTRATIVE PRO FORMA COMBINED FINANCIAL INFORMATION
HAS BEEN PREPARED PLEASE REFER TO THE NOTES AT THE END OF THIS APPENDIX.





                           EBIT BY DISCIPLINE--U.S. DOLLAR INFORMATION
                           -------------------------------------------




                                                               Y&R                    COMBINED
($)M                                    WPP                  UK GAAP                  UK GAAP
-----------------------------------------------------------------------------------------------------

Advertising & Media                   252.2                  132.3                     384.5
Investment Management

Information & Consultancy              68.1                      -                      68.1

Public Relations & Public              38.7                   32.0                      70.7
Affairs

Branding & Identity,                  111.5                   68.9                     180.4
Healthcare &
Specialist-Communications

                                      -----                  -----                     -----
                                      470.5                  233.2                     703.7


---------------------------------------------------------------------------------------------------
FOR DETAILS ON HOW THIS ILLUSTRATIVE PRO FORMA COMBINED FINANCIAL INFORMATION
HAS BEEN PREPARED PLEASE REFER TO THE NOTES AT THE END OF THIS APPENDIX.



INFORMATION BY GEOGRAPHY


                                  REVENUE BY GEOGRAPHY--POUND STERLING INFORMATION
                              ----------------------------------------------------------

(POUND)M                               WPP                    Y&R                    COMBINED
--------------------------------------------------------------------------------------------------

North America                         954.0                  579.6                   1,533.6
UK                                    434.7                   94.5                     529.2
Continental Europe                    426.2                  265.4                     691.6
Asia Pacific, Latin                   357.7                  121.9                     479.6
America, Africa & Middle
East
                                    -------                -------                   -------
                                    2,172.6                1,061.4                   3,234.0


--------------------------------------------------------------------------------------------------
FOR DETAILS ON HOW THIS ILLUSTRATIVE PRO FORMA COMBINED FINANCIAL INFORMATION
HAS BEEN PREPARED PLEASE REFER TO THE NOTES AT THE END OF THIS APPENDIX.









                       EBIT BY GEOGRAPHY--POUND STERLING INFORMATION
                       ---------------------------------------------




                                                               Y&R                    COMBINED
 (POUND)M                               WPP                  UK GAAP                  UK GAAP
--------------------------------------------------------------------------------------------------

North America                         141.7                   93.8                     235.5
UK                                     51.5                    4.9                      56.4
Continental Europe                     55.8                   31.9                      87.7
Asia Pacific, Latin                    41.8                   13.5                      55.3
America, Africa & Middle
East
                                      -----                  -----                     -----
                                      290.8                  144.1                     434.9


--------------------------------------------------------------------------------------------------
FOR DETAILS ON HOW THIS ILLUSTRATIVE PRO FORMA COMBINED FINANCIAL INFORMATION
HAS BEEN PREPARED PLEASE REFER TO THE NOTES AT THE END OF THIS APPENDIX.







                                         REVENUE BY GEOGRAPHY -- U.S. DOLLAR INFORMATION
                                      --------------------------------------------------


    $M                                WPP                     Y&R                   COMBINED
--------------------------------------------------------------------------------------------------

North America                       1,543.3                  937.7                   2,481.0
UK                                    703.3                  153.3                     856.6
Continental Europe                    689.5                  429.0                   1,118.5
Asia Pacific, Latin                   578.7                  197.2                     775.9
America, Africa & Middle
East
                                    -------                -------                   -------
                                    3,514.8                1,717.2                   5,232.0


--------------------------------------------------------------------------------------------------
FOR DETAILS ON HOW THIS ILLUSTRATIVE PRO FORMA COMBINED FINANCIAL INFORMATION
HAS BEEN PREPARED PLEASE REFER TO THE NOTES AT THE END OF THIS APPENDIX.







                                     EBIT BY GEOGRAPHY -- U.S. DOLLAR INFORMATION
                                  ---------------------------------------------------------------


                                                                Y&R                    COMBINED
 (POUND)M                                WPP                  UK GAAP                  UK GAAP
--------------------------------------------------------------------------------------------------

North America                         229.3                  151.8                     381.1
UK                                     83.3                    8.0                      91.3
Continental Europe                     90.3                   51.6                     141.9
Asia Pacific, Latin                    67.6                   21.8                      89.4
America, Africa & Middle
East
                                      -----                  -----                     -----
                                      470.5                  233.2                     703.7


--------------------------------------------------------------------------------------------------
FOR DETAILS ON HOW THIS ILLUSTRATIVE PRO FORMA COMBINED FINANCIAL INFORMATION
HAS BEEN PREPARED PLEASE REFER TO THE NOTES AT THE END OF THIS APPENDIX.




B. CASHFLOW INFORMATION FOR THE YEAR ENDED 31 DECEMBER 1999





                                                     POUND STERLING INFORMATION:
                              ----------------------------------------------------------------


                                                              Y&R                    COMBINED
   $M                                  WPP                  UK GAAP                  UK GAAP
--------------------------------------------------------------------------------------------------

Operating profit                      263.5                  139.5                     403.0
Depreciation                           42.2                   33.1                      75.3
Interest paid                        (32.7)                  (9.1)                    (41.8)
Tax paid                             (58.4)                 (18.3)                    (76.7)
Other cash flows                       21.4                   25.2                      46.6
                                       ----                 ------                    ------
Net cash generation                   236.0                  170.4                     406.4
Capital expenditure                  (64.6)                 (53.3)                   (117.9)
                                     ------                 ------                   -------
Free cash flow                        171.4                  117.1                     288.5
Acquisition payment                 (209.8)                (133.5)                   (343.3)
Share repurchases                    (17.9)                 (90.2)                   (108.1)
Dividends                            (21.1)                  (3.3)                    (24.4)
                                     ------                -------                   -------
Net cash outflow                     (77.4)                (109.9)                   (187.3)
                                     ======                =======                   =======


--------------------------------------------------------------------------------------------------
FOR DETAILS ON HOW THIS ILLUSTRATIVE PRO FORMA COMBINED FINANCIAL INFORMATION
HAS BEEN PREPARED PLEASE REFER TO THE NOTES AT THE END OF THIS APPENDIX.



                                              U.S. DOLLAR INFORMATION
                                --------------------------------------------------------


                                                                Y&R                    COMBINED
 (POUND)M                                WPP                  UK GAAP                  UK GAAP
--------------------------------------------------------------------------------------------------


Operating profit                       426.3                  225.7                     652.0
Depreciation                            68.3                   53.6                     121.9
Interest paid                         (52.9)                 (14.8)                    (67.7)
Tax paid                              (94.5)                 (29.7)                   (124.2)
Other cash flows                        34.6                   40.7                      75.3
                                      ------                -------                   -------
Net cash generation                    381.8                  275.5                     657.3
Capital expenditure                  (104.5)                 (86.2)                   (190.7)
                                     -------                -------                   -------
Free cash flow                         277.3                  189.3                     466.6
Acquisition payment                  (339.4)                (216.0)                   (555.4)
Share repurchases                     (29.0)                (146.0)                   (175.0)
Dividends                             (34.1)                  (5.3)                    (39.4)
                                     -------                -------                   -------
Net cash outflow                     (125.2)                (178.0)                   (303.2)
                                    ========                =======                   =======

FOR DETAILS ON HOW THIS ILLUSTRATIVE PRO FORMA COMBINED FINANCIAL INFORMATION
HAS BEEN PREPARED PLEASE REFER TO THE NOTES AT THE END OF THIS APPENDIX.

C. BALANCE SHEET INFORMATION


                                                              POUND STERLING INFORMATION
                                        -------------------------------------------------------------------------

                                                                                    Y&R
                                                                Y&R               UK GAAP                COMBINED
(POUND)M                                   WPP                US GAAP             ADJUSTMENT              UK GAAP
------------------------------------------------------------------------------------------------------------------


Tangible Assets                           196.7                 120.3                     -                 317.0
Intangible Assets (a)                     760.3                 218.7               (218.7)                 760.3
Investments (b)                           356.9                 248.8               (146.8)                 458.9
Other Long Term Assets (c)                     -                 55.1                (55.1)                     -
                                      ----------            ---------           -----------             ---------
Fixed Assets                            1,313.9                 642.9               (420.6)               1,536.2
Current Assets (d)                      1,892.5                 849.2                  2.4                2,744.1
Current Liabilities                    (2,148.0)             (1,050.2)                   -               (3,198.2)
Long Term Liabilities                    (731.7)               (170.9)                   -                 (902.6)
                                      ----------            ---------           -----------             ---------
Net Assets                                326.7                 271.0               (418.2)                 179.5
                                      ==========            =========           ===========             =========
Net Funds/(Debt) (e)                       91.9                  (9.1)               (54.8)                  28.0

------------------------------------------------------------------------------------------------------------------
FOR DETAILS ON HOW THIS ILLUSTRATIVE PRO FORMA COMBINED FINANCIAL INFORMATION
HAS BEEN PREPARED PLEASE REFER TO THE NOTES AT THE END OF THIS APPENDIX.





                                                                U.S. DOLLAR INFORMATION
                                                     -------------------------------------------------------------

                                                                                    Y&R
                                                                 Y&R               UK GAAP                COMBINED
$      M                                   WPP                US GAAP             ADJUSTMENT              UK GAAP
------------------------------------------------------------------------------------------------------------------

Tangible Assets                          318.3                 194.6                     -                 512.9
Intangible Assets (a)                  1,230.3                 353.9               (353.9)               1,230.3
Investments (b)                          577.5                 402.6               (237.6)                 742.5
Other Long Term Assets (c)                   -                  89.1                (89.1)                     -
                                     ---------              ---------           ----------               -------
Fixed Assets                           2,126.1               1,040.2               (680.6)               2,485.7
Current Assets (d)                     3,062.5               1,374.1                  3.9                4,440.5
Current Liabilities                   (3,475.9)             (1,699.5)                    -             (5,175.4)
Long Term Liabilities                 (1,184.0)               (276.4)                    -              (1,460.4)
                                     ---------              ---------           ----------               -------
Net Assets                               528.7                 438.4               (676.7)                 290.4
                                     =========              =========           ==========               =======
Net Funds/(Debt) (e)                     148.6                 (14.8)                (88.6)                 45.2

-----------------------------------------------------------------------------------------------------------------

FOR DETAILS ON HOW THIS ILLUSTRATIVE PRO FORMA COMBINED FINANCIAL INFORMATION
HAS BEEN PREPARED PLEASE REFER TO THE NOTES AT THE END OF THIS APPENDIX.
FOOTNOTES TO THE BALANCE SHEET INFORMATION
(a) Adjusted to eliminate $353.9m ((pound)218.7m) goodwill
(b) Adjusted to eliminate $237.6m ((pound)146.8m) unrealized gain on marketable securities gross of tax
(c) Adjusted to eliminate $34.9m ((pound)21.6m) long term deferred assets and to reclassify $54.2m ((pound)33.5m) accounts receivabLe >1 Year from long term assets to current assets
(d) Adjusted to eliminate $50.3m ((pound)31.1m) current
    deferred tax assets and to reclassify $54.2m ((pound)33.5m) accounts receivable
    >1 Year from long term assets to current assets
(e) Adjusted to reclassify
    $88.6m ((pound)54.8m) of overdrafts from accounts payable



NOTES

(1) Illustrative pro forma combined pound sterling financial information has been prepared by aggregating the WPP sterling financial information and the Y&R dollar financial information (adjusted as described below) translating the profit and loss account and cash flow information at the average rate for the year ended 31 December 1999 of (pound)1:$1.6178 and translating the balance sheet information at the year end rate 31 December 1999 of (pound)1:$1.6182.

(2) WPP figures are sourced from the unaudited preliminary announcement of results for the year to 31 December 1999 dated February 16, 2000 prepared in accordance with United Kingdom Generally Accepted Accounting Principles ("UK GAAP").

(3) Except as noted below Y&R figures are sourced from the audited 10-K filed on March 30, 2000 prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP"). The results for the year to 31 December 1999 do not constitute statutory accounts. Statutory accounts for the year ended 31 December 1999 will be delivered to the Registrar of Companies in England & Wales in due course.

(4) Y&R segmental information and certain cash flow information presented has not been previously published and has been sourced from information provided by Y&R.

(5) In the preparation of the illustrative pro forma combined profit and loss account information the following adjustments have been made in an attempt to conform Y&R US GAAP financial information to UK GAAP:

-    Goodwill amortization ($17.6m / (pound)10.9m in year ended 31 December
     1999) has been eliminated on the basis that the goodwill is assumed to have an indefinite life and hence is not amortized but is subject to an annual impairment review;

- Income from associate investments ($7.5m/(pound)4.6m in year ended 31 December 1999) has been included within EBIT in line with UK
     GAAP(gross of tax at an assumed rate of 40%.)

- Y&R EBIT has been adjusted to exclude exceptional income of $85m ((pound)52.2m) arising on the disposal of fixed asset investments.

(6) Illustrative pro forma combined US dollar financial information has been prepared by aggregating the Y&R dollar financial information (adjusted as described in the notes above) and the WPP sterling financial information, translating the profit and loss account and cash flow information at the average rate for the year ended 31 December 1999 of (pound)1:$1.6178 and translating the balance sheet information at the year end rate 31 December 1999 of (pound)1:$1.6182.

(7) In the preparation of the illustrative pro forma combined balance sheet the following adjustments have been made in an attempt to conform Y&R US GAAP financial information to UK GAAP:

- Deferred tax assets have been eliminated as it is assumed that under UK GAAP recognition criteria they would not be recorded.

- Marketable securities held on a long term basis are stated at cost by elimination of the revaluation of such securities.

- Goodwill recorded within Y&R's balance sheet has been eliminated as this would be subsumed within WPP's goodwill arising on the acquisition of Y&R. No recognition has been given to goodwill arising on the acquisition of Y&R by WPP.

- Various balance sheet reclassifications have been made to conform the US GAAP reporting format to UK GAAP reporting format. These include the reclassification of overdrafts which are included within trade creditors under Y&R's US GAAP format, which increases net debt.

(8) The transaction will be accounted for using purchase accounting and additional goodwill will arise on the WPP balance sheet. The amount will be established as at closing of the transaction. Based on recent stock prices and the assumption that 31 December 1999 book net assets of Y&R equal fair value it would be in the range (pound)3 to (pound)4 billion.

(9) In the preparation of the illustrative pro forma combined cashflow information the Y&R cash flow information has been conformed to a UK GAAP presentation format. The cash flows presented do not include working capital movements.

Note: All adjustments referred to in this appendix have been made solely on the basis of publicly available information and the assumptions listed above. No other adjustments have been made to present the Y&R financial information on a basis consistent with the accounting policies and practices of WPP, nor to reflect the fair value of the assets and liabilities of Y&R to be acquired by WPP. No assurance can be given as to the fair presentation of the illustrative pro forma combined financial information nor that all adjustments required have been identified or properly calculated. Prior to shareholder votes on the transaction Pro Forma financial information will be prepared as required by both the UK Listing Authority and the Securities and Exchange Commission which could be materially different from the illustrative pro forma combined financial information presented above. The presentation of the illustrative pro forma combined financial information is based upon the simple underlying assumptions listed above and is not necessarily indicative of the results or the financial position that would have been attained had the combined entities actually operated as a Group for the period presented.

APPENDIX 2

PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT

This news release includes forward-looking information and statements about WPP, Y&R and the combined company after completion of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions.

The forward-looking information and statements in this news release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of WPP and Y&R, that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission (SEC) made by WPP and Y&R ; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and tax treatment of the merger, the value of the merger consideration, growth and expansion opportunities, market positions, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transaction, retention of employees, loss of business as a result of client conflicts, reductions in clients' budgets for services offered by WPP or Y&R and changes in management or ownership of clients; and the effect of foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters and general market and industry conditions.

ADDITIONAL INFORMATION
----------------------

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Y&R in connection with the merger, and their interests in the solicitation, are set forth in a Schedule 14A filed on the date of this press release with the SEC.

WPP and Y&R will be filing a proxy statement/prospectus and other relevant documents concerning the transaction with the U.S. SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by WPP may be obtained free of charge by contacting WPP c/o WPP Group USA, Inc., Worldwide Plaza, 309 West 49th Street, New York, NY 10019-7399, (212) 632-2200. Documents filed with the SEC by Y&R will be available free of charge by contacting Young & Rubicam Inc., Legal Department, 285 Madison Avenue, New York, NY 10017, (212) 210-3000.

INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.